Exhibit 99.1

Glossary of Selected Terms

The following measures are used by the Company’s management to evaluate performance against historical results and establish targets on a consolidated basis. A number of these measures are components of net income but, in some cases, may be considered non-GAAP financial measures under applicable SEC rules because they are not displayed as separate line items in the Consolidated Statement of Operations, and in some cases, require inclusion or exclusion of certain items not ordinarily included or excluded in a GAAP financial measure. In the opinion of the Company’s management, a discussion of these measures is meaningful to provide investors with an understanding of the significant factors that comprise the Company’s periodic results of operations.

Agent - A licensed representative of an insurer in marketing insurance products.

•	Career agents - Agents under contract with the Company to market only the Company’s products and limited additional third-party vendor products authorized by the Company.

•	Experienced agents - Career Agents with more than two years of experience with the Company. Their compensation is comprised of commissions and incentives.

•	Financed agents - Career Agents in their first two years of employment with the Company. Their compensation is comprised of a base salary (subsidy) and commissions, with the base salary (subsidy) component declining as the agent gains more experience. Financed Agents are also eligible for incentives.

•	Independent agents - Agents who are under contract with the Company to market the Company’s annuity products but who are not restricted to writing only the Company’s products and products authorized by the Company.

Catastrophe costs - The sum of catastrophe losses and property and casualty catastrophe reinsurance reinstatement premiums.

Catastrophe losses - In categorizing property and casualty claims as being from a catastrophe, the Company utilizes the designations of the Insurance Services Office, Inc. (“ISO”) and reports loss and loss adjustment expense amounts net of reinsurance recoverables. A catastrophe is a severe loss resulting from natural and man-made events within a particular territory, including risks such as fire, earthquake, windstorm, explosion, terrorism and other similar events, that causes $25 million or more in insured property and casualty losses for the industry and affects a significant number of property and casualty insurers and policyholders. Each catastrophe has unique characteristics. Catastrophes are not predictable as to timing or amount in advance, and therefore their effects are not included in earnings or claim and claim adjustment expense reserves prior to occurrence. In the opinion of the Company’s management, a discussion of the impact of catastrophes is meaningful for investors to understand the variability in periodic earnings.

Net Reserves - Property and casualty unpaid claim and claim expense reserves net of anticipated reinsurance recoverables and before reduction of checks issued and outstanding.

Prior Years’ Reserve Development - A measure which the Company reports for its property and casualty segment which identifies the increase or decrease in net incurred claim and claim adjustment expense reserves at successive valuation dates for claims which occurred in previous calendar years. In the opinion of the Company’s management, a discussion of prior years’ loss reserve development is useful to investors as it allows them to assess the impact on current period earnings of incurred claims experience from the current calendar year and previous calendar years.

Property and casualty operating statistics - Operating measures utilized by the Company and the insurance industry regarding the relative profitability of property and casualty underwriting results.

•	Loss Ratio or Loss and Loss Adjustment Expense Ratio - The ratio of (1) the sum of net incurred losses and loss adjustment expenses to (2) net earned premiums.

•	Expense Ratio - The ratio of (1) the sum of operating expenses and the amortization of policy acquisition costs to (2) net earned premiums.

•	Combined Ratio - The sum of the Loss Ratio and the Expense Ratio. A Combined Ratio less than 100% generally indicates profitable underwriting prior to the consideration of investment income.

Return on equity - The ratio of (1) trailing 12-month net income to (2) the average of ending shareholders’ equity for the current quarter end and the preceding four quarter ends.

Sales or Annualized New Sales - Sales represent the amount of new business sold during the period and exclude renewal of policies sold in previous periods. Sales are measured by the Company as premiums and deposits to be collected over the 12 months following the sale of a new policy, and this time period may extend into the following calendar year. Sales should not be viewed as a substitute for any financial measure determined in accordance with GAAP, including “sales” as it relates to non-insurance companies, and the Company’s definition of sales might differ from that used by other companies. The Company utilizes sales information as a performance measure that indicates the productivity of Career Agents and Independent Agents. Sales are also a leading indicator of future revenue trends.